STATEMENT OF INVESTMENTS
Dreyfus Growth Opportunity Fund, Inc.
May 31, 2007 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Consumer Discretionary--12.1%		
Best Buy	32,400	1,564,596
Coach	34,100 a	1,751,376
Family Dollar Stores	53,700	1,807,005
Gap	109,900	2,035,348
Garmin	30,010	1,930,543
Gildan Activewear	47,200 a	1,649,640
Marriott International, Cl. A	73,000	3,361,650
News, Cl. A	134,200	2,964,478
O'Reilly Automotive	48,800 a	1,853,912
Omnicom Group	16,900	1,779,570
Ross Stores	52,700	1,730,668
Staples	60,800	1,523,648
Starbucks	42,400 a	1,221,544
Walt Disney	51,900	1,839,336
		27,013,314
Consumer Staples--10.9%		
Altria Group	60,900	4,329,990
Cadbury Schweppes, ADR	43,100	2,429,116
Clorox	25,140	1,687,900
Coca-Cola Enterprises	57,680	1,346,828
Colgate-Palmolive	32,200	2,156,112
CVS	54,500	2,100,430
PepsiCo	61,200	4,181,796
SUPERVALU	37,740	1,797,934
Wal-Mart Stores	89,700	4,269,720
		24,299,826
Energy--5.5%		
Cameron International	25,200 a	1,786,680
Diamond Offshore Drilling	12,500	1,179,625
Exxon Mobil	15,100	1,255,867
Marathon Oil	19,700	2,439,057
National Oilwell Varco	27,700 a	2,616,265
Sunoco	14,100	1,123,911
XTO Energy	31,900	1,850,519
		12,251,924
Financial--8.1%		
AmeriCredit	40,300 a	1,069,965
Ameriprise Financial	18,600	1,169,010
Capital One Financial	14,850	1,184,733
Franklin Resources	11,100	1,506,714
Goldman Sachs Group	10,400	2,400,528
JPMorgan Chase & Co.	48,200	2,498,206
Merrill Lynch & Co.	25,200	2,336,796
MetLife	23,100	1,570,800
MGIC Investment	24,590	1,598,350

SLM	20,100	1,129,821
T. Rowe Price Group	33,700	1,730,495
		18,195,418

Health Care--17.3%

Abbott Laboratories	54,100	3,048,535
Aetna	29,800	1,577,314
Allergan	12,400	1,544,172
Amylin Pharmaceuticals	25,900 a	1,197,875
Celgene	29,300 a	1,794,332
Cerner	24,500 a	1,391,845
Covance	17,800 a	1,184,590
Express Scripts	15,400 a	1,572,340
Gen-Probe	21,900 a	1,184,571
Gilead Sciences	33,310 a	2,757,069
IMS Health	45,210	1,478,367
Johnson & Johnson	81,800	5,175,486
Medtronic	51,370	2,731,343
Merck & Co.	50,300	2,638,235
Quest Diagnostics	21,600	1,058,832
Sanofi-Aventis, ADR	24,100	1,159,210
Schering-Plough	88,820	2,907,967
Thermo Fisher Scientific	22,200 a	1,212,120
Universal Health Services, Cl. B	24,000	1,482,960
Wyeth	28,700	1,660,008
		38,757,171

Industrials--13.8%

3M	31,100	2,735,556
AirTran Holdings	156,400 a	1,937,796
Danaher	22,300	1,639,050
Emerson Electric	53,600	2,596,920
European Aeronautic Defence and Space	85,800	2,697,523
General Electric	253,100	9,511,498
Goodrich	53,700	3,194,613
Honeywell International	25,300	1,465,123
L-3 Communications Holdings	13,500	1,286,010
Norfolk Southern	24,400	1,412,272
Public Service Enterprise Group	12,200	1,085,068
Tyco International	39,500	1,317,720
		30,879,149

Information Technology--24.4%

Accenture, Cl. A	45,010	1,842,709
Adobe Systems	45,200 a	1,992,416
Apple Computer	33,600 a	4,084,416
Autodesk	59,750 a	2,715,637
Broadcom, Cl. A	54,600 a	1,668,576
Cisco Systems	224,100 a	6,032,772
Cognizant Technology Solutions, Cl. A	17,300 a	1,359,088
Hewlett-Packard	101,600	4,644,136
JDS Uniphase	82,100 a	1,075,510
McAfee	33,900 a	1,246,164

Microchip Technology	65,600	2,662,048
Microsoft	320,500	9,829,735
Network Appliance	59,900 a	1,928,181
NVIDIA	48,700 a	1,688,429
Oracle	188,200 a	3,647,316
QUALCOMM	75,000	3,221,250
Research In Motion	6,700 a	1,112,736
Texas Instruments	107,400	3,797,664
		54,548,783
Internet--3.4%		
Google, Cl. A	10,900 a	5,425,475
Yahoo!	72,700 a	2,086,490
		7,511,965
Materials--3.4%		
Celanese, Ser. A	54,700	1,990,533
Cytec Industries	30,900	1,837,005
Freeport-McMoRan Copper & Gold,		
Cl. B	24,100	1,896,670
Praxair	28,100	1,913,329
		7,637,537
Total Common Stocks		
(cost $185,293,285)		**221,095,087**

Other Investment--2.8%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $6,229,000)	6,229,000 b	**6,229,000**
Total Investments (cost $191,522,285)	**101.7%**	**227,324,087**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(3,897,317)**
Net Assets	**100.0%**	**223,426,770**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.